UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

Suzano announces cash tender offers
for notes due 2026 and 2027

São Paulo, September 2, 2025 – Suzano International Finance B.V. (“Suzano International Finance”) and Suzano Austria GmbH (“Suzano Austria”), each a wholly-owned subsidiary of Suzano S.A. (“Suzano”), announce the commencement of offers to purchase for cash any and all of the outstanding notes of the following series: (1) 5.750% Guaranteed Notes due 2026 issued by Suzano Austria and guaranteed by Suzano (the “2026 Notes”) and (2) 5.500% Guaranteed Notes due 2027 issued by Suzano International Finance and guaranteed by Suzano the (“2027 Notes” and, together with the 2026 Notes, the “Notes”) (each, an “Offer” and, collectively, the “Offers”).

Suzano International Finance and Suzano Austria are together referred to herein as the “Offerors,” “we” or “our.” The term “Offers” may refer to any or all of the Offers, and the term “Offeror” may refer to the applicable Offeror, in each case, as the circumstances may require.

Each Offer is a separate offer, and each Offer may be individually amended, extended or terminated.

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 2, 2025 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes. However, each Offeror’s obligation to purchase Notes in the Tender Offers is subject to the satisfaction or waiver by us of certain conditions, including the pricing of and receipt of proceeds from an offering of debt securities (the “New Notes”) of Suzano Netherlands B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and a wholly owned finance subsidiary of Suzano (“Suzano Netherlands”), denominated in U.S. Dollars, on terms reasonably satisfactory to us, in our sole discretion and subject to applicable law (the “Debt Financing Transaction”), generating net proceeds in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offers, including the payment of any premiums, Accrued Interest (as defined in the Offer to Purchase) and costs and expenses incurred in connection therewith (the “Financing Condition”).

Title of Security	Issuer	Security Identifiers	Principal Amount Outstanding	Reference U.S. Treasury Security	Fixed Spread (1)
5.750% Guaranteed Notes due 2026	Suzano Austria GmbH	CUSIP Nos.: 05674XAA9/A9890AAA8 ISINs: US05674XAA90/USA9890AAA81	U$516,581,000	4.50% due July 15, 2026	+50 bps
5.500% Guaranteed Notes due 2027	Suzano International Finance B.V.	CUSIP No: N8438JAB4 ISIN: USN8438JAB46	U$700,000,000	4.00% due January 15, 2027	+50 bps

(1)	The applicable Tender Consideration (as defined in the Offer to Purchase) payable for each series of Notes accepted for purchase will be a price per US$1,000 principal amount of such series of Notes, as described on Schedule A of the Offer to Purchase, that would reflect, as of the applicable Settlement Date (as defined below), a yield to the maturity date for a series of Notes, equal to the sum of the Fixed Spread (as defined in the Offer to Purchase) set forth in the table above plus the applicable Reference Yield (as defined in the Offer to Purchase), calculated in accordance with standard market practice, based on the bid-side price of the applicable Reference U.S. Treasury Security (as defined in the Offer to Purchase) set forth in the table above (as applicable to each series of Notes, the "Reference Security"), as quoted on the Bloomberg Bond Trader FIT4 with respect to such Reference Security at 2:00 p.m., New York City time, on September 8, 2025.

Indicative Timetable for the Offers:

Date	Calendar Date

Commencement of the Offers	September 2, 2025.
Price Determination Date	2:00 p.m., New York City time, on September 8, 2025, unless extended with respect to any Offer by the applicable Offeror in its sole discretion (the “Price Determination Date”).
Withdrawal Date	5:00 p.m. (New York City time) on September 8, 2025, unless extended with respect to any Offer by the applicable Offeror in its sole discretion (the “Withdrawal Date”).
Expiration Date	5:00 p.m. (New York City time) on September 8, 2025, unless extended with respect to any Offer by the applicable Offeror in its sole discretion (the “Expiration Date”).
Guaranteed Delivery Date	5:00 p.m. (New York City time) on the second Business Day following the Expiration Date, expected to be on September 10, 2025, unless the Expiration Date is extended with respect to any Offer by the applicable Offeror in its sole discretion (the “Guaranteed Delivery Date”).
Settlement Date

Promptly after the acceptance by the applicable Offeror for purchase of the Notes validly tendered prior to the Expiration Date, upon satisfaction (or waiver by the applicable Offeror) of each and all of the conditions set forth in this Offer to Purchase.

The Offerors expect that the Settlement Date will be the third Business Day following the Expiration Date, which will be September 11, 2025, unless the Expiration Date is extended with respect to any Offer by the applicable Offeror in its sole discretion. (the “Settlement Date”)

Guaranteed Delivery Settlement Date	The Offerors expect that the Guaranteed Delivery Settlement Date will be within three Business Days following the Expiration Date, which will be September 11, 2025, unless the Expiration Date is extended with respect to any Offer by the applicable Offeror in its sole discretion (the “Guaranteed Delivery Settlement Date”).

The tender consideration for each US$1,000 principal amount of each applicable series of Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes set forth in the table above plus the yield to maturity of the applicable Reference Security based on the bid-side price of the applicable Reference Security set forth in the table above as quoted on the applicable Reference Page (as defined in the Offer to Purchase) on the Price Determination Date.

Validly tendered Notes may be withdrawn in accordance with the terms of the Offer, at any time prior to 5:00 p.m., New York City time, on September 8, 2025, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law. The Offerors expect that the Settlement Date will be the third Business Day following the Expiration Date, which will be September 11, 2025, unless the Expiration Date is extended with respect to any Offer by the applicable Offeror in its sole discretion.

Subject to applicable law, we expressly reserve the right, in our sole discretion, to terminate the Offers if the conditions set forth in the Offer to Purchase, including the Financing Condition, are not satisfied. If the Offers are terminated at any time, the Notes tendered will be promptly returned to the tendering Holders (as defined in the Offer to Purchase) without compensation or cost to such Holders and will remain outstanding.

The conditions set forth in the Offer to Purchase, including the Financing Condition, are for our sole benefit and may be waived by us, in whole or in part, in our absolute discretion with respect to one or more of the Offers. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding. In addition, subject to applicable law, we may in our absolute discretion terminate one or more of the Offers for any other reason.

Additional Information

In addition to the Tender Consideration (as defined in the Offer to Purchase), holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any Accrued Interest on the Notes up to, but excluding, the Settlement Date For the avoidance of doubt, Accrued Interest will not be paid for any periods following the Settlement Date in respect of any Notes accepted and purchased in the applicable Offer. Accrued Interest on purchased Notes tendered using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will cease to accrue on the Settlement Date.

The Offerors have retained BofA Securities, Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., MUFG Securities Americas Inc., and UBS Securities LLC to serve as dealer managers (the “Dealer Managers”) and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/suzano. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase because it will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 ((800) 207-3159 (US toll free) or in writing at suzano@dfking.com. Questions about the Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292-0070, Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030, HSBC Securities (USA) Inc. by telephone at +1 (888) HSBC-4LM, J.P. Morgan Securities LLC by telephone at +1 (866) 834-4666, MUFG Securities Americas Inc. by telephone at +1 (212) 405-7481 and UBS Investment Bank by telephone at +1(833) 690-0971.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, D.F King the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

Phone: +55 11 3503-9330

E-mail: ri@suzano.com.br

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Executive Vice-President of Finance and Investor Relations

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